Fuling Global Inc. ¤ Southeast Industrial Zone, Songmen Town

Wenling, Zhejiang Province ¤ People’s Republic of China ¤ Phone: +86-576-86623058

October 1, 2015

Mr. Jay Ingram, Legal Branch Chief

Office of Manufacturing and Construction

Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 4631

100 F Street, N.E.

Washington, D.C. 20549-4631

Re:	Fuling Global Inc.
SEC comment letter dated September 24, 2015 about Amendment No. 2 to Registration Statement on Form F-1
File No. 333-205894

Dear Mr. Ingram:

On behalf of Fuling Global Inc. (the “Registrant”) and in response to the comments set forth in your letter dated September 24, 2015, we are writing to supply additional information and to indicate the changes that have been made in the enclosed Pre-effective Amendment 3 to Registration Statement on Form F-1 (“Amendment 3”). Capitalized terms used herein shall have the meanings ascribed to them in Amendment 3 unless otherwise defined herein. We have also enclosed five redlined copies of Amendment 3 compared against Amendment 2 to the Registration Statement filed on September 14, 2015 for your review.

Use of Proceeds, page 30

1.	You state here that you will have approximately $27 million, or $31 million if the oversubscription is sold, of the proceeds from this offering available to use after deducting offering expenses and the estimated underwriting fee. This conflicts with your disclosure on the cover page of your prospectus regarding the size of your offering expenses, which indicates that after offering expenses and underwriting fees you will have net proceeds of approximately $24.96 million or $28.704 million if the oversubscription is sold. Please revise.

As a preliminary matter, we note that the offering range has been clarified. As disclosed in Amendment 3, the Registrant anticipates selling 5,000,000 shares at $5.00 per share, with an oversubscription option to sell up to an additional 750,000 shares at $5.00 per share.

Please note that the disclosure in Amendment 2 was accurate: the Registrant expected in Amendment 2 to have approximately $27 million after deduction of offering expenses and underwriting fee and commissions ($30 million less approximately $3 million in offering expenses, including underwriting expenses). The apparent conflict on the cover comes from the Staff unintentionally double-counting the underwriting fee in total expenses:

	No Over-subscription	Full Over-subscription
Assumed aggregate offering price of $6.00 per share	$30,000,000	$34,500,000
Total cash expenses	($3,000,000)	($3,450,000)
(including underwriting fee and commissions of $2,040,000 (no over-subscription) or $2,346,000 (full over-subscription))
Net Proceeds to Registrant	$27,000,000	$31,050,000

Mr. Jay Ingram, Legal Branch Chief

October 1, 2015

Following is same calculation of offering proceeds and expenses, revised to reflect the terms in Amendment 3:

	No Over-subscription	Full Over-subscription
Assumed aggregate offering price of $5.00 per share	$25,000,000	$28,750,000
Total cash expenses	($2,800,000)	($3,055,000)
(including underwriting fee and commissions of $1,700,000 (no over-subscription) or $1,955,000 (full over-subscription))
Net Proceeds to Registrant	$22,200,000	$25,695,000

The revised disclosure of cover page of our prospectus regarding the size of our offering expenses reads as follows:

	Per Common Share	Total (No Over-subscription)	Total (Full Over-subscription)
Assumed public offering price	$5.00	$25,000,000	$28,750,000
Underwriting fee and commissions (6.8%)	$0.34	$1,700,000	$1,955,000
Proceeds to us, before expenses	$4.66	$23,300,000	$26,795,000

Besides the above underwriting fee and commissions, we will pay additional items of value in connection with this offering that are viewed by the Financial Industry Regulatory Authority, or FINRA, as underwriting compensation. These payments will further reduce proceeds available to us before expenses. See “Underwriting.” We expect our total cash expenses for this offering (including cash expenses payable to our underwriter for its out-of-pocket expenses and the above underwriting fee and commissions) to be approximately $2.8 million if the over-subscription option is not exercised or approximately $3.1 million if the over-subscription option is exercised in full.

The revised disclosure of Use of Proceeds may be found on page 30 and reads as follows:

After deducting the estimated underwriting fee and offering expenses payable by us, we expect to receive net proceeds of approximately $22.2 million from this offering, or approximately $25.7 million if the over-subscription option is exercised in full. We intend to use the net proceeds of this offering as follows (as to such uses in China, after we complete the remittance process described below), and we have listed the specific uses of proceeds below. If and to the extent the over-subscription option is exercised, we intend to use any such proceeds for our working capital needs.

Description of Use	Amount ($ million)	Percentage of Net Proceeds
United States
Operation of Allentown factory and development of U.S. sales network	3.9	17.57%
Development of Allentown factory	3.3	14.86%

China
Purchase of land for new factory in Wenling	5.0	22.52%
Construction costs for Wenling Factory – Phase I	5.0	22.52%
Purchase of Equipment and Machinery – Phase I	4.0	18.02%
Research and Development – Process Automation	1.0	4.50%
Total	22.2	100%

Mr. Jay Ingram, Legal Branch Chief

October 1, 2015

Specifically, use of “Operation of Allentown factory and development of U.S. sales network” may entail:

Description of Use	Amount ($ million)
Working capital for operation in Allentown	3.0: (1) 0.5 in 2015 (2) 2.5 in 2016
Marketing and distributor relationship development	0.5
Sales employee recruiting and training	0.4
Total	3.9

The reduction in the Wenling factory land purchase price is based on an updated estimate of the fair market value of such property. To the extent the price increases, we will make up such shortfall from operating cashflows.

Employment Agreements, page 86

2.	Please revise to describe your employment agreement with Mr. Prinzi, and please file it as an exhibit to the registration statement. See Item 601(b)(10) of Regulation S-K.

We have revised our disclosure to describe our employment agreement with Mr. Prinzi and filed the employment agreement with addendums as Exhibit 10.13. The revised disclosure may be found on page 87 and reads as follows:

Philip Prinzi

We entered into an employment agreement with Mr. Philip Prinzi, effective January 1, 2013, as the Logistics Manager of Old Fuling USA. The terms have been revised through the first addendum effective September 29, 2014, the second addendum effective July 24, 2015 and the third addendum effective August 3, 2015.

In Mr. Prinzi’s full-time capacity as Logistics Manager, he receives a gross salary of $64,000 for supported business up to a total net invoice amount of $10 million annually. If supported business exceeds $10 million in any calendar year, the following year’s gross salary will be increased by $4,000 for every $1 million in excess of the base $10 million. Mr. Prinzi’ employment as Logistics Manager is scheduled to terminate on December 31, 2020. If we terminate his position of Logistics Manager without cause, we shall pay Mr. Prinzi a cancellation fee of $64,000.

The third addendum of Mr. Prinzi’s employment agreement was designed to temporarily place him in the position as Vice President, Operations of Fuling USA, for the period between August 3, 2015 and January 31, 2016. In Mr. Prinzi’s temporary capacity as Vice President, Operations of Fuling USA, he receives a supplemental payment of $10,000 per month, until the permanent replacement is found.

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

3.	Please have your auditor correct the primary date of their report, as disclosed in their consent, so that it is consistent with the actual date of their report included in your amended registration statement.

Our auditor has corrected the primary date of their report. The revised date may be found on Exhibit 23.1 and reads as follows:

We hereby consent to the inclusion in this Registration Statement on Form F-1/A of our report dated February 27, 2015, except for Notes 1 and 7, as to which the date is June 18, 2015 and Notes 2, 13 and 14, as to which the date is July 27, 2015, relating to the consolidated financial statements of Fuling Global Inc. for the years ended December 31, 2014 and 2013, which appears in such Registration Statement.

Mr. Jay Ingram, Legal Branch Chief

October 1, 2015

Thank you in advance for your assistance in reviewing this response and Amendment 3 to the Registration Statement.

Should you have any questions with respect to the above responses, please contact me.

Sincerely,
Fuling Global, Inc.

By:	/s/ Gilbert Lee
Name: Gilbert Lee
Its: Chief Financial Officer